Laura M. Medina
(720) 566-4022	VIA EDGAR AND FEDERAL EXPRESS
lmedina@cooley.com
January 21, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E., Mail Stop 3030
Washington, D.C. 20549
Attn: Jong Hwang

RE:	Replidyne, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 12, 2009
(File No. 333-155887)
Ladies and Gentlemen:
On behalf of Replidyne, Inc. (the “Company”), we are transmitting one copy of certain selected pages (the “Selected Pages”) of the Registration Statement on Form S-4, File No. 333-155887 (the “Registration Statement”), marked to show changes made to these Selected Pages from the corresponding pages set forth in Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2009.
The Selected Pages are being provided in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 16, 2009 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Selected Pages. We intend to file a full copy of Amendment No. 2 to the Registration Statement, including the Selected Pages, promptly following the completion of the Staff’s review of this letter and the Selected Pages.
Unaudited Pro Forma Condensed Combined Financial Statements, pages 237-244
1.	Comment: We refer to our prior comment 4. Please revise to provide a table in your footnotes to the pro forma financial statements that clearly discloses how you determined the pro forma adjustments to the weighted average shares in Note (B) on pages 240 and 241.

Response: We have revised the disclosure in response to the Staff’s comment. Please see page 243 of the Selected Pages.

2.	Comment: We refer to our prior comment 5. Please revise to disclose the nature of the $45.2 million adjustment in Note (D) on page 239 and indicate how this amount was determined.
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

Securities and Exchange Commission
January 21, 2009
Page Two
Response: We have revised the disclosure in response to the Staff’s comment. Please see page 244 of the Selected Pages.
Please do not hesitate to contact me at 720-566-4022 if you have any questions or would like additional information regarding these matters.
Very truly yours,
/s/ Laura Medina
Laura M. Medina, Esq.
LMM:cl

cc:	Brian Cascio, Securities and Exchange Commission
Peggy Fisher, Securities and Exchange Commission
Joseph McCann, Securities and Exchange Commission
Kenneth J. Collins, Replidyne, Inc.
Mark L. Smith, Replidyne, Inc.
James C.T. Linfield, Esq., Cooley Godward Kronish llp
Robert K. Ranum, Esq., Fredrikson & Byron, P.A.
Alexander Rosenstein, Esq., Fredrikson & Byron, P.A.
David L. Martin, Cardiovascular Systems, Inc.
315258 v1/CO
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

CSI financial information, a description of the method used by CSI to determine the fair value of the shares, copies of the applicable provisions of the MBCA and a description of the procedures to be followed by the dissenting stockholder to demand supplemental payment. Under the MBCA, the fair value of the shares is the value of the shares immediately before the effective date of the merger.

If a dissenting stockholder believes that the amount remitted by CSI was less than the fair value of the shares plus interest, the stockholder, within 30 days after CSI mails the remittance, may give written notice to CSI of the stockholder’s estimate of the fair value plus interest and demand payment of the difference. Within 60 days of receiving such notice, CSI will either pay the amount demanded by the dissenting stockholder or file a petition with the Minnesota district court requesting that the court determine the fair value of the CSI shares. The fair value of CSI shares determined by the court will be binding on all stockholders. You should be aware that the fair value of your shares as determined by the court could be more than, the same as or less than the value that you are entitled to receive under the terms of the merger agreement. The costs and expenses of such court proceeding will be assessed against CSI, except that the court may assess part or all of those costs and expenses against a dissenting stockholder whose action in demanding a supplemental payment is found to be arbitrary, vexatious or not in good faith.

Failure to follow the steps required by the MBCA to dissent may result in the loss of dissenters’ rights. In view of the complexity of the MBCA, stockholders who may wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the merger that are expected to apply generally to CSI stockholders upon an exchange of their CSI capital stock for Replidyne common stock and cash in lieu of fractional shares of Replidyne common stock. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change could alter the tax consequences to Replidyne, CSI, or the stockholders of CSI, as described in this summary. This summary is not binding on the Internal Revenue Service, or the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein. No ruling has been or will be requested from the IRS in connection with the merger. The discussion below does not address the following: the tax consequences of the merger under U.S. federal non-income tax laws or under state, local, or foreign tax laws; the tax consequences of transactions effectuated before, after, or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which CSI shares are acquired or Replidyne shares are disposed of; the tax consequences to holders of options issued by CSI that are assumed, replaced, exercised, or converted, as the case may be, in connection with the merger; the tax consequences of the receipt of Replidyne shares other than in exchange for CSI shares; or the tax consequences for holders of CSI preferred stock of their conversion of CSI preferred stock, their receipt of warrants issued by CSI, or their receipt of warrants issued by Replidyne in the merger.

No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders of CSI capital stock that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	dealers, brokers and traders in securities;

•	foreign persons or entities;

•	tax-exempt entities;

•	financial institutions, regulated investment companies, real estate investment trusts or insurance companies;

•	partnerships or limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations and other pass-through entities and investors in such entities;

•	holders who are subject to the alternative minimum tax provisions of the Code;

•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	holders who hold shares that constitute small business stock within the meaning of Section 1202 of the Code;

•	holders with a functional currency other than the U.S. dollar;

•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset).

Accordingly, holders of CSI capital stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under U.S. federal non-income tax laws and state, local, and foreign tax laws.

It is a condition to the consummation of the transaction that each of Fredrikson & Byron, P.A., outside counsel to CSI, and Cooley Godward Kronish LLP, outside counsel to Replidyne, render a tax opinion to their respective clients to the effect that the merger will qualify as a reorganization pursuant to Section 368(a) of the Code. The tax opinion of Fredrikson & Byron, P.A., and the tax opinion of Cooley Godward Kronish LLP, discussed in this section are each conditioned upon certain assumptions stated in their respective tax opinions and certain customary representations being delivered by CSI, Responder Merger Sub, Inc., and Replidyne. Whether counsel to CSI and counsel to Replidyne can render such opinions also depends on certain facts that cannot be known on the date hereof including, in particular, the percentage of CSI capital stock held by CSI stockholders, if any, who properly perfect dissenters’ rights and the value of the Replidyne stock and warrants issued to CSI stockholders pursuant to the merger. If the percentage of CSI capital stock exchanged for cash due to the exercise of dissenters’ rights is sufficiently high, and depending on certain other factors, the merger would not qualify as a reorganization and counsel would be unable to render such tax opinions.

In addition, stockholders of CSI should be aware that as the tax opinions discussed in this section are not binding on the IRS, the IRS could adopt a contrary position and a contrary position could be sustained by a court. In addition, if any of the representations or assumptions upon which the closing tax opinions of Fredrikson & Byron, P.A., and Cooley Godward Kronish LLP are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. Assuming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code, the following material U.S. federal income tax consequences will result:

•	Replidyne, Responder Merger Sub, Inc., CSI and the Replidyne stockholders will not recognize any gain or loss solely as a result of the merger;

•	CSI stockholders will not recognize any gain or loss upon receipt of solely Replidyne common stock in exchange for their CSI capital stock, other than with respect to cash received in lieu of fractional shares of Replidyne common stock;

•	the aggregate tax basis of the shares of Replidyne common stock received by a CSI stockholder in the merger (including any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of CSI capital stock surrendered in exchange therefor;

•	the holding period of the shares of Replidyne common stock received by a CSI stockholder in the merger (including any fractional share deemed received as described below) will include the holding period of the shares of CSI capital stock surrendered in exchange therefor; and

•	generally, cash payments received by CSI stockholders in lieu of fractional shares of Replidyne common stock will be treated as if such fractional shares were issued in the merger and then redeemed by Replidyne for cash resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis in the fractional share and the amount of cash received. The gain or loss recognized by stockholders will be a capital gain and will be long term capital gain if the stockholder’s holding period for his, her, or its CSI capital stock is more than one year.

CSI stockholders that owned at least one percent (by vote or value) of the total outstanding stock of CSI or CSI stock with a tax basis of $1 million or more are required to attach a statement to their tax returns for the year in which the merger is completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA) — (Continued)

Pre-acquisition contingencies:  CSI and Replidyne have not currently identified any pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated.

The final determination of the purchase price allocation will be based on the fair values of the assets acquired and liabilities assumed as of the date the proposed merger is consummated. The preliminary allocation of the estimated purchase price assuming the merger had closed on September 30, 2008 is as follows (in thousands):

Amount

Preliminary estimated purchase price allocation:
Cash and cash equivalents	$32,059
Short-term investments	18,532
Prepaid expenses and other current assets	1,318
Accounts payable and accrued expenses	(14,675)

Total estimated purchase price	$37,234

The final purchase price allocation may change significantly from preliminary estimates. The actual purchase price allocation upon consummation of the merger will be based on the fair values of Replidyne’s assets and liabilities as determined at the time of consummation. Further, Replidyne continues to use its cash and other liquid assets to finance the closing of its operations. CSI and Replidyne will re-evaluate the determination of the purchase price at the time of consummation of the merger.

3.	Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price and to adjust amounts related to Replidyne’s tangible and identifiable intangible assets and liabilities to a preliminary estimate of their fair values.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows (dollar amounts in thousands, except per share amounts):

(A) To reflect the conversion of all shares of CSI preferred stock and preferred stock warrants to CSI common stock and common stock warrants immediately prior to the effective time of the proposed merger.

(B) To reflect the issuance of new shares of Replidyne common stock at the effective time of the proposed merger. A share conversion factor of 6.624 was determined using the treasury method of accounting, as specified in the merger agreement, for options and warrants, and giving effect to other outstanding equity securities, assuming that the net assets of Replidyne are $36,000, as calculated in accordance with the terms of the merger agreement. The assumed conversion factor was multiplied by the CSI common stock to be outstanding immediately prior to the effective time of the proposed merger (including common stock issued upon the conversion of preferred stock) to calculate the amount of new shares to be issued by Replidyne. The calculations are summarized as follows:

Three Months Ended September 30, 2008	Shares
Shares of CSI common stock outstanding at September 30, 2008	7,692,248
Shares of CSI common stock to be issued upon the conversion of CSI preferred stock	9,203,284
Sub-total	16,895,532
Conversion factor	6.624

Sub-total	111,916,004
Less: shares of CSI common stock outstanding at September 30, 2008	(7,692,248)

Adjustment	104,223,756

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA) — (Continued)

Year Ended June 30, 2008	Shares
Shares of CSI common stock outstanding at June 30, 2008	6,835,126
Shares of CSI common stock to be issued upon the conversion of CSI preferred stock	9,203,284
Sub-total	16,038,410
Conversion factor	6.624

Sub-total	106,238,428

Less: shares of CSI common stock outstanding at June 30, 2008	(6,835,126)

Adjustment	99,403,302

(C) To reflect the issuance of 3.5 million common stock warrants at $5.71 per share to existing preferred stock holders in connection with the conversion of preferred stock to common stock. The warrants were determined to have an estimated value of $22,082 for accounting purposes using the Black Scholes method, are exercisable upon issuance, and expire five years after issuance.

(D) To reflect the elimination of Replidyne’s treasury stock, additional paid-in capital, accumulated other comprehensive income, and accumulated deficit. The adjustment to common stock of $45,210 is calculated as follows:

Total book value of Replidyne’s assets	$52,112
Less: book value of Replidyne’s liabilities	(6,875)
Less: par value of Replidyne common stock outstanding on September 30, 2008	(27)

Value of shares issued by Replidyne to stockholders of CSI, valued at the estimated fair value of the net assets of Replidyne	$45,210

(E) To adjust Replidyne’s carrying value of property and equipment and other assets. CSI and Replidyne believe that these assets would not be used in future operations or would have minimal resale value at the date the transaction is consummated. At the actual date of consummation of the merger, these assets are expected to have a book and fair value that is de minimis. For accounting purposes, CSI is considered to be acquiring the net assets of Replidyne in this transaction, including tangible net assets such as property and equipment and other assets.

(F) To reflect the elimination of Replidyne’s historical depreciation and amortization expense associated with the reduction in the carrying value of property and equipment to fair value and as a result of the allocation process, and to reflect the elimination of asset impairment charges recorded by Replidyne. Had this proposed merger been consummated on July 1, 2007, the related property and equipment would have been eliminated.

(G) To record estimated transaction costs for CSI and Replidyne.

(H) To reverse accretion of redeemable convertible preferred stock and adjustment to fair value of redeemable convertible preferred stock warrants.

(I) To reflect the estimated fair value (including estimated subleases) of the lease obligation for Replidyne’s facility, which will be abandoned upon consummation of the merger.

(J) To adjust common stock to equal par value.

4.	Non-recurring Expenses

Replidyne has incurred and will continue to incur certain non-recurring expenses in connection with the transaction. These expenses, which are reflected in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2008, but are not reflected in the unaudited pro forma condensed combined

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